[Letterhead of The Henssler Funds, Inc.]

June 8, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	The Henssler Funds, Inc. (the “Company”)
File Nos.: 333-46479 and 811-08659

Dear Mr. Di Stefano:

In connection with your review of the Registration Statement on Form N-1A (the “Registration Statement”) of The Henssler Equity Fund (the “Fund”), a series of the Company, which was filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2011 (SEC Accession No. 0001398344-11-000741), the Fund acknowledges that:

1.           In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.           The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.           The Fund represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

If you should have any questions, please feel free to contact the undersigned at 770.424.8131.

Very truly yours,

/s/ Christopher E. Reeves

Christopher E. Reeves
Chief Compliance Officer